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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.      X                Form 40-F.
                      ------------                      ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes .                  No.       X
                   -------------        -------------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on April 22, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the purchase of five A380 aircraft from Airbus. A copy of the English announcement is included in this Form 6-K of the Company.









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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                     [LOGO]             [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

                                MAJOR TRANSACTION


--------------------------------------------------------------------------------
  The Directors of the Company hereby announce that the Board had approved by written resolutions the Airbus Aircraft Acquisition Agreement, pursuant to which the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus and SAIETC for the purpose of acquiring five A380 aircraft from Airbus on April 21, 2005. SAIETC is wholly owned by CSAHC, the controlling shareholder of the Company holding approximately 50.30% equity interest in the Company. SAIETC is therefore a connected person of the Company under the Listing Rules.

  The Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

  As the relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.40 of the Listing Rules. No consideration is payable under the Airbus Aircraft Acquisition Agreement by the Company to SAIETC.

  CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Transaction. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

  The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve, among other things, the Transaction will be dispatched to the shareholders of the Company as soon as practicable.
--------------------------------------------------------------------------------

THE AIRBUS AIRCRAFT ACQUISITION AGREEMENT

The Board hereby announces that pursuant to article 111 of the articles of association of the Company, the Board considered and approved by way of written resolutions the following resolutions:

(a)   the purchase of five A380 aircraft from Airbus;

(b) the execution of the Airbus Aircraft Acquisition Agreement to purchase the five A380 aircraft; and

(c) the authorization of Liu Shao Yong, chairman of the Board, to execute the Airbus Aircraft Acquisition for and on behalf of the Company.

All 15 Directors participated in considering and approving the written resolutions. The format and procedure for passing the resolutions was in accordance with the Company Laws of the People's Republic of China and the Company's articles of association.

On April 21, 2005, the Company entered into the Airbus Aircraft Acquisition Agreement with Airbus and SAIETC for the purpose of acquiring five A380 aircraft from Airbus.

DATE

April 21, 2005.

PARTIES

(i) The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii) Southern Airlines (Group) Import and Export Trading Company as the import agent. The principal business activity of SAIETC is that of the import and export of aircraft and aviation equipment. SAIETC is wholly owned by CSAHC, the

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      controlling shareholder of the Company holding approximately 50.30%
      equity interest in the Company. SAIETC is therefore a connected person of the Company under the Listing Rules.

(iii) Airbus SNC, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus is that of aircraft manufacturing. To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, each of Airbus and its ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

AIRCRAFT TO BE ACQUIRED

Five Airbus A380 aircraft

CONSIDERATION

According to the information provided by Airbus, the market price of an A380 aircraft is approximately US$272.6 million. The aggregate consideration for the Airbus Aircraft, which is payable wholly in cash by the Company to Airbus and determined after arm's length negotiation between the parties, is lower than the market price as provided by Airbus.

No consideration is payable under the Airbus Aircraft Acquisition Agreement by the Company to SAIETC.

PAYMENT AND DELIVERY TERMS

The aggregate consideration for the acquisition of Airbus Aircraft is payable by cash in instalments. The Airbus Aircraft will be delivered in stages to the Company through the years 2007 to 2010.

SOURCE OF FUNDING

The Transaction will be wholly funded through commercial loans by commercial banks. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these commercial banks for financing the Transaction.

IMPLICATIONS UNDER THE LISTING RULES

As the relevant percentage ratio for the Transaction with regards to the Consideration Test under Rule 14.07 of the Listing Rules is above 25%, but less than 100%, the Transaction constitutes a major transaction under the Listing Rules and is therefore subject to approval by the Company's shareholders under Rule 14.40 of the Listing Rules.

CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Transaction. The Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

REASONS FOR THE TRANSACTION

The Directors believe that the acquisition of the Airbus Aircraft will further improve the operating capacity of the Company, enhance its abilities to provide premium services to its customers, and raise its ability to compete significantly in the industry. Therefore, the Directors believe that the terms of the Airbus Acquisition Agreement are fair and reasonable and in the interests of the shareholders of the Company as a whole.

FURTHER INFORMATION

The Company will send a circular containing the information required under the Listing Rules in relation to the Transaction within 21 days after the publication of this announcement. A notice to shareholders of the Company convening a general meeting of the shareholders to approve, among other things, the Transaction will be dispatched to the shareholders of the Company as soon as practicable.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the following meanings:

"Airbus"                        Airbus SNC, a company incorporated in Toulouse

"Airbus Aircraft"               five A380 aircraft

"Airbus Aircraft                the aircraft acquisition agreement dated April 21, 2005 pursuant to which
  Acquisition Agreement"        the Company and SAIETC have agreed to acquire and Airbus has agreed to sell the Airbus Aircraft

"Board"                         the board of Directors

"Company"                       China Southern Airlines Company Limited

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
"CSAHC"                         China Southern Air Holding Company

"Directors"                     the directors of the Company

"Listing Rules"                 the Rules Governing the Listing of Securities on the Stock Exchange

"SAIETC"                        Southern Airlines (Group) Import and Export Trading Company

"Stock Exchange"                The Stock Exchange of Hong Kong Limited

"Transaction"                   the acquisition of Airbus Aircraft under the Airbus Aircraft Acquisition
                                Agreement

                                                           By Order of the Board
                                                                   SU LIANG
                                                             Company Secretary

Guangzhou, the People's Republic of China
April 21, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.






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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By         /s/   Su Liang
                                            ------------------------------------
                                              Name:      Su Liang
                                              Title:     Company Secretary


Date: April 25, 2005